SUB-ITEM 77C

The sole shareholder of each of the MFS Global Conservative Equity Fund, the MFS International ADR Fund, the MFS International Core Equity Fund and the MFS Global Health Sciences Fund (each a "Fund"), each a series of MFS Series Trust X (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on December 29, 2000, to approve the following matters:

                 (1) the terms of each Investment Advisory Agreement dated December 29, 2000, between the Trust on behalf of each Fund and Massachusetts Financial Services Company;

(2) the selection of Ernst & Young LLP as independent public accountants of MFS Global Conservative Equity Fund, MFS Global Heath Sciences Fund and MFS International Core Equity Fund;

(3) the selection of Deloitte & Touche LLP as independent public accountants of MFS International ADR Fund.